Exhibit 99.4

NewLead Holdings Ltd.

Announces Placement of

$25.0 Million Perpetual Preferred Equity

PIRAEUS, Greece, March 10, 2014 - NewLead Holdings Ltd. (NASDAQ: NEWL) ("NewLead" or the "Company") announced today that on March 4, 2014, it completed the issuance of $25.0 million in Perpetual Series A Preferred Shares ("Preferred Shares") to an institutional investor under a share subscription agreement ("Agreement"). The preferred shares can be redeemed by the Company or converted by the purchaser in common shares.

The Company received partial consideration of $2.5 million in cash at the closing of the transaction. The $22.5 million balance is expected to be received, subject to certain conditions per the Agreement, in nine consecutive equal monthly installments commencing approximately ninety days after the closing date.

The Company intends to use this $25.0 million to grow its fleet. Partial proceeds from the preferred shares issuance, along with the 75% debt financing recently received, will be deployed towards the acquisition of two eco-type 31,800 dwt, Handysize bulk carriers built in 2012. The vessels have a total acquisition price of $37.0 million, as previously announced on February 13, 2014. Of the acquisition price, the $9.25 million not subject to the debt financing is expected to be paid in installments, $1.85 million to be paid this week and the balance upon delivery of the vessels in June and July this year.

Mr. Michael Zolotas, Chairman and Chief Executive Officer of NewLead stated, “We are delighted to close the $25.0 million new equity financing. We continue to transform our Company with a focus towards building scale.”

About NewLead Holdings Ltd.

NewLead Holdings Ltd. is an international, vertically integrated shipping and commodity company that manages product tankers and dry bulk vessels. NewLead currently owns three dry bulk vessels, which includes one newbuilding. NewLead owns a wash plant and two mines, in Kentucky, USA. NewLead's common shares are traded under the symbol "NEWL" on the NASDAQ Global Select Market. To learn more about NewLead Holdings Ltd., please visit the new website at www.newleadholdings.com.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995

This press release includes assumptions, expectations, projections, intentions and beliefs about future events. These statements, as well as words such as "anticipate," "estimate," "project," "plan," and "expect," are intended to be ''forward-looking" statements. We caution that assumptions, expectations, projections, intentions and beliefs about future events may vary from actual results and the differences can be material. Forward-looking statements include, but are not limited to, such matters as the creditworthiness of our counterparties, the reliability of reserve reports, our ability to extract or acquire coal to fulfill contracts, the consummation of conditional contracts, future operating or financial results; our liquidity position and cash flows, our ability to borrow additional amounts under our revolving credit facility and, if needed, to obtain waivers from our lenders and restructure our debt, and our ability to continue as a going concern; statements about planned, pending or recent vessel disposals and/or acquisitions, business strategy, future dividend payments and expected capital spending or operating expenses, including dry-docking and insurance costs; statements about trends in the product tanker and dry bulk vessel shipping segments, including charter rates and factors affecting supply and demand; expectations regarding the availability of vessel acquisitions; completion of repairs; length of off-hire; availability of charters; and anticipated developments with respect to any pending litigation. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although NewLead believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, NewLead cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward looking statements. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates and vessel values, failure of a seller to deliver one or more vessels, and other factors discussed in NewLead's filings with the U.S. Securities and Exchange Commission from time to time. NewLead expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in NewLead's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Investor and Media Relations:

Elisa Gerouki

NewLead Holdings Ltd.

Telephone: + 30 213 014 8023

Email: egerouki@newleadholdings.com